3579 Valley Centre Drive, Suite 100 San Diego, CA 92130	Via EDGAR

October 9, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn: Ms. Dorrie Yale

Re:	AmpliPhi Biosciences Corporation Registration Statement on Form S-1 Filed August 21, 2018, as amended File No. 333-226959

Acceleration Request

Requested Date:	October 10, 2018
Requested Time:	5:00 P.M. Eastern Time

Dear Ms. Yale:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended (File No. 333-226959) (the “Registration Statement”), to become effective on October 10, 2018, at 5:00 P.M. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of James Pennington and Asa Henin of Cooley LLP, counsel to the Registrant, to make such request on its behalf. The Registrant is aware of its obligations under the Securities Act.

Once the Registration Statement has been declared effective, please orally confirm that event with James Pennington of Cooley LLP, counsel to the Registrant, at (858) 550-6029, or in his absence, Asa Henin of Cooley LLP at (858) 550-6104.

Very truly yours,

AmpliPhi Biosciences Corporation

By:	/s/ Steve R. Martin
Steve R. Martin
Chief Financial Officer

cc:	Paul C. Grint, M.D., AmpliPhi Biosciences Corporation

Thomas A. Coll, Esq., Cooley LLP

Rick A. Werner, Esq., Haynes and Boone, LLP